

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 18, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letter dated January 28, 2002 concerning a shareholder proposal submitted to General Motors by William J. Kushman. We also have received a letter from the proponent dated January 29, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: William J. Kushman
8953 The Fairways
Clarence, NY 14031-1429



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 11, 2001 from William J. Kushman (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal would provide that stockholders with more than 250 shares of GM common stock receive "the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors."

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In 2001 the Staff concluded that paragraph (i)(7) provided a basis for omitting a very similar proposal in General Motors Corporation (March 20, 2001) (stockholders eligible for same vehicle discount as vendors). As noted in General Motors' request in that case, the Staff has dealt with discount pricing policy as related to ordinary business and has consistently taken a no-action position toward omitting proposals to provide product discounts to stockholders. See, e.g., General Electric Company (December 30, 1999); Chevron Corporation (February 22, 1999); The Walt Disney Company (September 27, 1993); General Motors Corporation (March 19, 1991); Compaq Computer Corp. (April 12, 1985). See also Hewlett Packard Company (December 8, 2000) (discounts for former employees). Setting prices for products and deciding whether to provide price incentives such as discounts, as well as details such as eligibility and amount, is an integral part of the routine business operations of General Motors, and clearly relates to its ordinary business.

GM currently plans to print its proxy materials at the beginning of April. Please inform us

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: William J. Kushman

c: A. Larin
S. Colby

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

December 7, 2001

Secretary, General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Sir:

This proposal is for the 2002 Annual Meeting and is made before the December 19, 2001 deadline.

William J. Kushman, 8953 The Fairways, Clarence, NY 14031, owner of 130+ shares of common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

That shareholders with 250+ shares of General Motors Common Stocks be given the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors.

<u>The supporting facts are as follows:</u>

1. That shareholders would be more familiar with the General Motors products, and increase vehicle sales.
2. This proposal also could affect the demand for General Motors Stock and possible increase the value of said stock.
3. The administration could be done very easily, by having certificates included with the dividend statements every March 15th.
4. The reason 250 shares was given is so this proposal would not be self servicing, and that the value would be substantially more than the discount.
5. The owners (shareholders) of the corporation should have the same rights as the employees.

Respectfully submitted,

William J. Kushman
William J. Kushman

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

January 29, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am a stockholder of General Motors and the right to file a proposal is being denied. A copy of the letter from General Motors and my letter dated December 7, 2001 are attached.

My comments are as follows:

1. My rights under the United States Constitution of free speech and as a stockholder are being denied.

2. No rule 14A-8 or case law was supplied to me by General Motors legal staff.

3. I am sure that the case law mentioned has just as many case laws that would question their validity.

4. This was the first time I ever filed any proposal and if my rights are denied, why even have proxies? No letter from General Motors legal staff or telephone call was made to explain the denial.

5. I am requesting the Security and Exchange Commission to file a class action in Federal Court or whatever action is required.

6. This action by General Motors, denying the rights to stockholders, is similar to what happened at Enron when employees questioned the business practices and accounting procedures.

Yours truly,



William J. Kushman

WJK:pk

cc: Senator Hillary Rodham Clinton
Senator Charles E. Schumer
Representative Thomas Reynolds



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 11, 2001 from William J. Kushman (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal would provide that stockholders with more than 250 shares of GM common stock receive "the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors."

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In 2001 the Staff concluded that paragraph (i)(7) provided a basis for omitting a very similar proposal in General Motors Corporation (March 20, 2001) (stockholders eligible for same vehicle discount as vendors). As noted in General Motors' request in that case, the Staff has dealt with discount pricing policy as related to ordinary business and has consistently taken a no-action position toward omitting proposals to provide product discounts to stockholders. See, e.g., General Electric Company (December 30, 1999); Chevron Corporation (February 22, 1999); The Walt Disney Company (September 27, 1993); General Motors Corporation (March 19, 1991); Compaq Computer Corp. (April 12, 1985). See also Hewlett Packard Company (December 8, 2000) (discounts for former employees). Setting prices for products and deciding whether to provide price incentives such as discounts, as well as details such as eligibility and amount, is an integral part of the routine business operations of General Motors, and clearly relates to its ordinary business.

GM currently plans to print its proxy materials at the beginning of April. Please inform us

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

December 7, 2001

Secretary, General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Sir:

This proposal is for the 2002 Annual Meeting and is made before the December 19, 2001 deadline.

William J. Kushman, 8953 The Fairways, Clarence, NY 14031, owner of 130+ shares of common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

That shareholders with 250± shares of General Motors Common Stocks be given the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors.

The supporting facts are as follows:

1. That shareholders would be more familiar with the General Motors products, and increase vehicle sales.

2. This proposal also could affect the demand for General Motors Stock and possible increase the value of said stock.

3. The administration could be done very easily, by having certificates included with the dividend statements every March 15th.

4. The reason 250 shares was given is so this proposal would not be self servicing, and that the value would be substantially more than the discount.

5. The owners (shareholders) of the corporation should have the same rights as the employees.

Respectfully submitted,



William J. Kushman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal requests that shareholders with "250 + shares of GM stock be given the same discounts and rights to purchase GM vehicles that are presently given to the employees of GM."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir D. Gumbs
Special Counsel